UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LOGILITY, INC.

(Name of Issuer)

LOGILITY, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges

Chief Financial Officer

Logility, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, GA 30305

(404) 264-5477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Lizanne Thomas

Jones Day

1420 Peachtree Street, N.E.

Suite 800

Atlanta, GA 30309

(404) 581-8411

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$13,945,897	$ 779

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $7.02 (i.e., the tender offer price) and (ii) 1,986,595, the estimated maximum number of shares of common stock, no par value, of Logility, Inc. that may be tendered pursuant to the tender offer. Such number of shares represents the 12,865,145 Shares outstanding as of May 12, 2009 and 421,450 shares of Logility, Inc. common stock issuable upon the exercise of outstanding options that are vested and exercisable before June 22, 2009 with an exercise price less than $7.02, less the 11,300,000 shares already beneficially owned by American Software, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$779
Form or Registration No.:	Schedule TO (File No. 005-53013)
Filing Party:	American Software, Inc. and Logility, Inc.
Date Filed:	May 22, 2009

TABLE OF CONTENTS

ITEM 15.	ADDITIONAL INFORMATION	1
ITEM 16.	EXHIBITS	1

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This Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 is filed by Logility, Inc., a Georgia corporation (“Logility”) to amend and supplement certain portions of the Rule 13E-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission (the “Commission”) on June 22, 2009 (as amended, or supplemented from time to time, the “Schedule 13E-3”). The Schedule 13E-3 relates to the offer (the “Offer”) by American Software, Inc., a Georgia corporation (“American Software”) to purchase up to all the outstanding shares of common stock (the “Shares”), no par value, of Logility not currently owned by American Software, at a price of $7.02 per Share net to the seller in cash, without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 22, 2009, (the “Offer to Purchase”) and the related Letter of Transmittal dated May 22, 2009, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO by American Software and Logility on May 22, 2009, as amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 1) by American Software on June 18, 2009, as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 2) by American Software on June 22, 2009, as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 3) by American Software on June 26, 2009, and as further amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 4) on June 30, 2009 (the “Schedule TO”).

Concurrently with the filing of this Amendment No. 1 to the Schedule 13E-3, the Company has filed Amendment No. 3 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Commission by Logility on May 22, 2009, as amended by Amendment No. 1 filed by Logility with the Commission on June 18, 2009, and as further amended by Amendment No. 2 filed by Logility with the Commission on June 24, 2009 (as amended or supplemented from time to time, the “Schedule 14D-9”).

ITEM 15.	Additional Information

Item 15 is hereby revised and supplemented by adding the following information:

The Offer expired at 12:00 midnight, New York City time, on June 29, 2009. According to American Stock Transfer & Trust Company, the Depositary for the Offer, a total of approximately 1,134,570 Shares were validly tendered.

The number of Shares tendered pursuant to the Offer satisfies the non-waivable majority-of-the-minority condition to the Offer. Together with the Shares already owned by American Software and Shares issued upon exercise of stock options and conditionally tendered pursuant to the Offer, tendered Shares, including those subject to guaranteed delivery, represent approximately 96.7% of the outstanding Shares.

American Software has accepted for payment all Shares that were validly tendered and not withdrawn in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

Since American Software will own at least 90% of the outstanding Shares, American Software will promptly cause Logility to consummate a short-form merger under Georgia law in which all Shares held by remaining shareholders will be converted into the right to receive $7.02 per Share, without interest. Following the merger, the Shares will cease to be listed on the NASDAQ Global Market.

ITEM 16.	Exhibits

Item 16 is hereby amended and supplemented to add the exhibits listed in the accompanying Index to Exhibits.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOGILITY, INC.

By:	/s/ James R. McGuone
Name:	James R. McGuone
Title:	Vice President, General Counsel and Secretary

Dated: June 30, 2009

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(20)	Amendment No. 3 to the Schedule TO, filed by American Software on June 26, 2009 (incorporated herein by reference)
(a)(21)	Amendment No 4. to the Schedule TO, filed by American Software on June 30, 2009 (incorporated herein by reference)
(a)(22)	Press release issued by American Software on June 30, 2009 (incorporated by reference to Exhibit (a)(1)(O) to the Schedule TO filed by American Software with the Commission on June 30, 2009)

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